

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 21, 2010

Mr. Ernesto Bautista, III
Vice President and Chief Financial Officer
Carbo Ceramics Inc.
575 North Dairy Ashford, Suite 300
Houston, Texas   77079

Re: Carbo Ceramics Inc.
Form 10-K
File No. 1-15903

Dear Mr. Bautista:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Pamela A. Long
Assistant Director